SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ORBITAL ENGINE CORPORATION LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Ordinary Shares: Not applicable

(CUSIP Number)

December 9, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

SCHEDULE 13G
CUSIP No.: Not Applicable	Page of 4 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Broken Hill Proprietary Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)9 (b)9
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Victoria, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5	SOLE VOTING POWER None
REPORTING PERSON WITH	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* 9
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) None
12	TYPE OF REPORTING PERSON* CO

Items 1(a) and 1(b). The issuer to which this statement on Schedule 13G for the calendar year ended December 31, 1999 (the "Schedule 13G") relates is Orbital Engine Corporation Limited (the "Issuer"), which has its principal executive offices at 1 Whipple Street, Balcatta, Western Australia 6021, Australia.

Items 2(a), 2(b), 2(c) and 2(d). This Schedule 13G is being filed by The Broken Hill Proprietary Company Limited ("BHP"). The principal executive offices of BHP are located at 600 Bourke Street, Melbourne, Victoria 3000, Australia. BHP is incorporated under the laws of State of Victoria, Commonwealth of Australia. This Schedule 13G relates to the Ordinary Shares (the "Ordinary Shares"), of the Issuer.

Item 2(e). Not applicable.

Item 3. Not applicable.

Items 4(a) and 4(b). BHP beneficially owns no Ordinary Shares.

Item 4(c).

(i) None

(ii) None

(iii) None

(iv) None

Item 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [T].

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. Not applicable

Item 9. Not applicable

Item 10. Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2000

THE BROKEN HILL PROPRIETARY COMPANY LIMITED

By:

Name: R.V. Taylor

Title: Assistant Company Secretary